SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30224; 812-14000]

PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc.; Notice of

Application

September 27, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements. The requested order would supersede two prior orders.[1]

Applicants: PACE Select Advisors Trust (the "Trust") and UBS Global Asset Management

(Americas) Inc. (the "Adviser") (collectively, "Applicants").

Filing Dates: The application was filed on January 20, 2012, and amended on April 25, 2012,

and September 10, 2012. Applicants have agreed to file an amendment during the notice period,

the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 22, 2012, and

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[1] PaineWebber PACE Select Advisors Trust and Mitchell Hutchins Asset Management, Inc., Investment Company Act Release Nos. 24823 (Jan. 11, 2001) (notice) and 24850 (Feb. 6, 2001) (order) and Managed Account Services Portfolio Trust and Mitchell Hutchins Asset Management Inc., Investment Company Act Release Nos. 21590 (Dec. 11, 1995) (notice) and 21666 (Jan. 11, 1996) (order).

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Mr. Joseph J. Allessie, UBS Global

Asset Management (Americas) Inc., 1285 Avenue of the Americas, New York, NY 10019-6028.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end

management investment company and currently offers 15 series of shares (each a "Series"), each

with its own distinct investment objectives, policies and restrictions.[2] The Adviser is, and any

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[2] Applicants also request relief with respect to any future Series of the Trust and to any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included in the term "Adviser"); (b) uses the manager of managers structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of this application (together with any Series that uses the Manager of Managers Structure, each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. Each Series that is or currently intends to be a Subadvised Fund, and each Subadviser (as defined below) to a Subadvised Fund that currently intends to rely on the requested order, is identified in this application. For

future Adviser will be, registered as an investment adviser under the Investment Advisers Act of

1940 ("Advisers Act"). The Adviser serves as the investment adviser and administrator to each

Series pursuant to an investment management and administration agreement with the Trust (each

an "Investment Management Agreement" and collectively, the "Investment Management

Agreements").[3] Each Investment Management Agreement was approved or will be approved by

the board of trustees of the Trust (the "Board"), including a majority of the trustees who are not

"interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Subadvised Fund,

or the Adviser ("Independent Trustees") and by the shareholders of the relevant Subadvised

Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.[4]

     2.   Under the terms of each Investment Management Agreement, the Adviser, subject

to the oversight of the Board and in conformity with the stated policies of the Trust, (a) manages

the investment operations of the Trust; (b) administers the Trust's affairs; and (c) except with

respect to PACE Money Market Investments,[5] makes recommendations for each Series regarding

(i) the investment strategies and policies of each Series and (ii) the selection and retention of

Subadvisers who will exercise investment discretion with respect to the assets of each Series.

The Adviser periodically reviews investment policies and strategies of each Series and based on

the need of a particular Series may recommend changes to the investment policies and strategies

purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser to that Subadvised Fund or trademark or trade name that is owned by the Adviser to that Subadvised Fund will precede the name of the Subadviser.

[3] Each future investment management agreement between an Adviser and a Subadvised Fund is also included in the term "Investment Management Agreement".

[4] The term "Board" also includes the board of trustees or directors of a future Subadvised Fund.

[5] The Adviser provides investment advisory services for PACE Money Market Investments, although the Trust reserves the right to hire one or more Subadvisers to provide investment advisory services to PACE Money Market Investments if the Adviser recommends, and the Board, including a majority of the Independent Trustees, approves such action.

of the Series for consideration by its Board. The Adviser receives a management fee for its

investment management services to each Series, and receives an administrative fee for its

administration services to each Series, based on each Series' average daily net assets. The terms

of the Investment Management Agreements also permit the Adviser, subject to the approval of

the Board, including a majority of the Independent Trustees, to delegate portfolio management

responsibilities of all or a portion of the assets of a Series to one or more subadvisers

("Subadvisers"). The Adviser has entered into investment subadvisory agreements

("Subadvisory Agreements") with a number of Subadvisers to serve as Subadvisers to the Series,

except for PACE Money Market Investments.[6] Each Subadviser is, and any future Subadviser

will be, an investment adviser as defined in section 2(a)(20) of the Act as well as registered with

the Commission as an "investment adviser" under the Advisers Act. The Adviser evaluates,

allocates assets to and oversees the Subadvisers and makes recommendations about their hiring,

termination and replacement to the Board, at all times subject to the authority of the Board. The

Adviser currently compensates each Subadviser out of the advisory fees paid to the Adviser

under the relevant Investment Management Agreement; in the future, Subadvised Funds may

directly pay advisory fees to the Subadvisers.

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[6] The Adviser has entered into Subadvisory Agreements with the following Subadvisers to manage the assets of certain Series as described in the application: Analytic Investors, LLC; BlackRock Financial Management, Inc.; Brookfield Investment Management, Inc.; Buckhead Capital Management, LLC; CBRE Clarion Securities, LLC; Copper Rock Capital Partners, LLC; Delaware Management Company; First Quadrant, L.P.; Institutional Capital, LLC; J.P. Morgan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management. LLC; Mackay Shields, LLC; Marsico Capital Management, LLC; Martin Currie, Inc., Metropolitan West Capital Management, LLC; Mondrian Investment Partners Limited; Pacific Investment Management Company, LLC; Palisade Capital Management, LLC; Pzena Investment Management, LLC; Riverbridge Partners, LLC; Rogge Global Partners plc; Roxbury Capital Management, LLC; Standard Life Investments (Corporate Funds) Limited; Standish Mellon Asset Management Company, LLC; Systematic Financial Management, L.P.; Wellington Management Company, LLP; Westwood Management Corporation; and William Blair & Company, LLC.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to select certain Subadvisers to manage all or a portion of the assets of a Series pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust or a Subadvised Fund or the Adviser, other than by reason of serving as a Subadviser to Subadvised Funds ("Affiliated Subadviser").

4.   Applicants also request an order exempting the Subadvised Funds from certain disclosure requirements described below that may require the Applicants to disclose fees paid to each Subadviser by the Adviser or a Subadvised Fund. Applicants seek an order to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of each Subadvised Fund's net assets) only: (a) the aggregate fees paid to the Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the "Aggregate Fee Disclosure"). A Subadvised Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds and may preclude the Subadvised Funds from acting promptly when the Adviser and Board consider it appropriate to hire Subadvisers or amend Subadvisory Agreements. Applicants note that the Investment Management Agreements and any Subadvisory Agreement with an Affiliated Subadviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[7] and (b) the Subadvised Fund will make the

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[7] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested amended and restated order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Multi-manager Information Statement available on the website identified in the Multi-manager

Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-

manager Information Statement) is first sent to shareholders, and will maintain it on that website

for at least 90 days. In the circumstances described in this Application, a proxy solicitation to

approve the appointment of new Subadvisers provides no more meaningful information to

shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated

above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of

the 1940 Act before entering into or amending Sub-Advisory Agreements.

8.   Applicants assert that the requested disclosure relief would benefit shareholders of

the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid

to Subadvisers. Applicants state that the Adviser may be able to negotiate rates that are below a

Subadviser's "posted" amounts if the Adviser is not required to disclose the Subadvisers' fees to

the public. Applicants submit that the requested relief will also encourage Subadvisers to

negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made

public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Before a Subadvised Fund may rely on the order, the operation of the Subadvised

Fund in the manner described in the Application will be approved by a majority of the

Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a

Subadvised Fund whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust's Board minutes, that the change is in the best interests of

the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

8.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

10.   The Adviser will provide general management and administrative services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (i) set the Subadvised Fund's overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or a part of the Subadvised Fund's assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers; (iv) monitor and evaluate the investment performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

11.   No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or

debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

14.   For Subadvised Funds that pay fees to a Subadviser directly from fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary